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VIA EDGAR	August 26, 2005	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SINGAPORE SYDNEY TOKYO TORONTO

Mark P. Shuman, Esq.

Office of Computers and Online Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20002

Re:                               Liberate Technologies

Schedule 13E-3 filed June 23, 2005

File No. 005-58281

Preliminary Proxy Statement on Schedule 14A

Filed June 23, 2005

File No. 0-26565

Dear Mr. Shuman:

On behalf of Liberate Technologies, a Delaware corporation (the “Company” or “Liberate”), we have electronically transmitted under separate cover Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1 to the Preliminary Proxy”), which we have marked to show changes from the Company’s initial filing of the Preliminary Proxy Statement on Schedule 14A (File No. 0-26565), filed by the Company on June 23, 2005 (the “Preliminary Proxy”) and Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (File No. 005-58281) filed by the Company on June 23, 2005 (the “Schedule 13E-3”).  The changes reflected in Amendment No. 1 to the Preliminary Proxy and Amendment No. 1 to the Schedule 13E-3 include those made in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter, dated August 2, 2005.

Set forth below are the Company’s responses to the comments raised in your letter.  For your convenience, we have provided each of your numbered comments followed by our responses.  To facilitate the Staff’s review, we have provided the Company’s responses in ordinary type beneath the corresponding Staff comment, which appears in bold type.

Form 8-K filed June 16, 2005

1.                                      We note the statement in your press release that “those statements above that involve expectations or intentions (such as those related to the proposed transaction) are forward-looking statements within the meaning of the U.S. securities laws, involving risks and uncertainties, and are not guarantees of future performance.”  Please confirm your understanding that statements made in connection with going private transactions are expressly excluded from the safe harbor protections afforded by the Private Securities Litigation Reform Act of 1995.  See Section 21E(b)(1)(E) of the Exchange Act.  In future filings relating to the going private transaction please include appropriate clarifying disclosure to remove the implication the statements may be properly defined as forward-looking under the federal securities laws and enjoy the corresponding protections.

Response:

We confirm our understanding that statements made in connection with going private transactions are expressly excluded from the safe harbor protections afforded by the Private Securities Litigation Reform Act of 1995.  We have deleted the cautionary statements regarding forward looking statements that previously appeared on page 11 of the Preliminary Proxy Statement on Schedule 14A filed on June 23, 2005.

Schedule 13E-3

2.                                      We note from page 13 of the proxy materials that Liberate was considering the “possibility of converting to a private company” at least as early as April 15, 2005.  At that time or perhaps earlier, it had begun considering a reverse split as a mechanism for effectuating a going private transaction, as evidenced by the April 22, 2005 engagement of Duff & Phelps to evaluate the payment to be provided to fractional holders in a reverse split.  We note that although the opinion of Duff & Phelps was delivered on June 15, 2005, and the board of directors approved the proposed stock split on that date, the definitive proxy materials for the SeaChange transaction filed on June 16, 2005 were not accompanied by a Schedule 13E-3 filing.  In your response letter, please provide your analysis concerning whether the SeaChange asset sale is the first step of the Rule 13e-3 transaction and provide your analysis as to whether a Schedule 13E-3 was required in connection with the proxy solicitation of the SeaChange asset sale.  We are aware that the SeaChange asset sale did not involve an affiliated purchaser and that it would not be a going private transaction considered separately from the reverse stock split solicitation.  In responding to this comment, please refer to Questions 4 and 15 of SEC Release 34-17719 and SEC Release 34-16075 (addressing multi-step going private transactions).

Response:

The SeaChange asset sale was not the first step of a Rule 13e-3 transaction, and accordingly, no Schedule 13E-3 was required to be filed in connection with Liberate’s proxy solicitation of the SeaChange asset sale. As you are aware, the SeaChange transaction did not involve an affiliated purchaser.

The SeaChange asset sale and the proposed reverse stock split are separate and independent transactions, and the asset sale had neither a reasonable likelihood nor purpose of producing the effects set out in paragraph (a)(3)(ii) of Rule 13e-3.  The SeaChange asset sale agreement was approved by the Liberate board of directors at a meeting on April 15, 2005, after several months of discussion and negotiation with SeaChange and its representatives.  At the same meeting, the board of directors and Liberate’s management engaged in discussions regarding potential plans for Liberate after closing the asset sale following the closing of a successful sale to SeaChange - as Liberate would no longer have any significant operating product or service business.  Accordingly, the board of directors directed management to evaluate potential ways of addressing the costs of continuing as a publicly traded company while Liberate continued to operate to wind down its business and resolve its liabilities and return cash to shareholders.  The alternatives that the board and management considered included dissolution and liquidation of the Company, sale as a public company shell, a reverse stock split, a share repurchase, an extraordinary dividend and other alternatives.  The board had previously declared a special dividend of $2.10 payable upon the closing of the sale of the North American business to Double C Technologies LLC (which was paid on April 8, 2005) and subsequently declared a special dividend of $0.15 payable upon the closing of the sale of the Non-North American business to SeaChange (which was paid on July 13, 2005).  Duff & Phelps was engaged as a financial advisor to advise the Board on these special dividends.  At the time Liberate filed its definitive proxy statement in connection with the SeaChange asset sale on June 10, 2005, these evaluation efforts were still ongoing and the board of directors had made no determination with respect to potential plans for Liberate after the asset sale to SeaChange.  On May 5, 2005, the board of directors met and considered available alternatives, including a reverse stock split.  At that meeting, a representative of the Company’s legal advisors presented to the board of directors various methods available to accomplish a going private transaction and management presented to the board its evaluation of the alternatives.  After discussion the board directed management to conduct further evaluation of the reverse stock split for follow up consideration and approval by the board.  On June 15, 2005, the board of directors met to consider a reverse stock split.  At that meting, management presented its evaluation of the merits of being a private company versus a public company and the reverse stock split, a representative of the company’s legal advisors revisited with the board the legal process for the reverse stock split and the fiduciary duties and legal obligations that should guide the board’s consideration, and a representative of the company’s financial advisor presented the results of its evaluation of a potential reverse stock split and determination of the fair value for the consideration that may be paid to holders of fractional shares.  At the June 15, 2005 meeting, after additional discussion, the board of directors concluded that a reverse stock split followed by a forward stock split in the same ratio was in the best interests of the Company and its shareholders.

The Response to Question 4 of SEC Release 34-17719 provides that a transaction will be regarded as one step in a series of transactions which together constitute a Rule 13e-3 transaction if the specific transaction is effected by the issuer as a part, or in furtherance, of a series of actions which, taken together, have either a reasonable likelihood or a purpose of producing, directly or indirectly, any of the specified effects.  The SeaChange asset sale, however, had neither a reasonable likelihood nor a purpose of producing the effects set out in paragraph (a)(3)(ii) of Rule 13e-3.  As described above, the Liberate board of directors approved the asset sale and the definitive proxy statement in connection with the asset sale was filed before any determination to effect a going private transaction was made.  The SeaChange asset sale was approved by the board of directors based on an assessment of the opportunities and challenges facing Liberate and the uncertainties surrounding Liberate’s ability to achieve business success and the other reasons described in Liberate’s definitive proxy filed on June 10, 2005.  Neither the board’s approval nor completion of the asset sale was contingent on the occurrence or approval of a subsequent reverse stock split (or any other going private transaction).  In determining the amount to be paid to cash out shareholders in exchange for their fractional Liberate shares, Liberate’s board of directors did assume that the SeaChange asset sale would have closed.  However, that was only in order to determine the fair value of fractional shares.  The reverse/forward stock split could have been accomplished before the asset sale transaction.   Liberate’s stockholders retain the power to approve or reject the reverse stock split notwithstanding the closing of the asset sale.  The asset sale did not have the effect of giving Liberate or its affiliates any greater voting power with respect to the proposed stock split.  In addition, the SeaChange asset sale is not of the type described in SEC Release 34-16075 which are designed to provide tax benefits to substantial shareholders or allow the seller’s senior management to benefit from any increased profitability of the business sold.

The Response to Question 15 of SEC Release 34-17719 provides that the Schedule 13E-3 must be filed concurrently with the filing of the preliminary proxy or information statement relating to the sale of assets constituting the first step in the Rule 13e-3 transaction.  Since the SeaChange asset sale was not the first step in a

Rule 13e-3 transaction, no Schedule 13E-3 was required to be filed in connection with Liberate’s proxy solicitation of the SeaChange asset sale.

3.                                      Please describe any contact and communication between representatives of the Company and any of the five percent or greater stockholders listed in the share ownership table that took place since October 1, 2004, concerning the possibility of terminating the reporting obligations of Liberate, whether by means of a reverse stock split or otherwise.

Response:

Liberate confirms that there have been no communications between representatives of the Company and any of the five percent or greater stockholders listed in the share ownership table since October 1, 2004 concerning the possibility of terminating Liberate’s reporting obligations other than discussions involving such stockholders who are directors or executive officers of Liberate and which are described in the Preliminary Proxy in the section entitled “SPECIAL FACTORS — Background for the Reverse/Forward Stock Split Proposal — Board Deliberations and Background of the Reverse/Forward Stock Split”.

4.                                      Provide us with a detailed description of any direct or indirect benefits realized by any executive officer, director or more than five percent stockholder as a result of either the Double C or the SeaChange asset sale.

Response:

As detailed in the Definitive Proxy Statement on Schedule 14A filed by the Company on March 9, 2005 in connection with the Double C asset sale and the Definitive Proxy Statement on Schedule 14A filed by the Company on June 10, 2005 in connection with the SeaChange asset sale, executive officers, directors and more than five percent stockholders of Liberate realized the direct and indirect benefits described below as a result of the Double C and SeaChange assets sales.

In connection with the consummation of the Double C asset sale, Liberate’s executive officers, David Lockwood, Philip Vachon, Gregory Wood and Patrick Nguyen, and non-employee directors, Charles N. Corfield, Patrick S. Jones, David C. Nagel and Robert R. Walker, held unvested stock units or unvested options to purchase shares of Liberate common stock that became fully vested, in accordance with their existing terms, as set forth in the table below.

	Unvested Options to Purchase Shares of Common Stock	Exercise Price of Unvested Stock Options	Unvested Stock Units
David Lockwood	704,167	$1.75	—
Philip Vachon	956,250	$2.39	80,000
Gregory Wood	704,167	$1.75	120,000
Patrick Nguyen	704,167	$1.75	120,000
Charles N. Corfield	—		7,692
David C. Nagel	—		7,692
Robert R. Walker	—		7,692
Patrick S. Jones	—		7,692

In addition, under the terms of the retention agreements with David Lockwood, Philip Vachon, Gregory Wood and Patrick Nguyen, each of these executive officers became entitled to receive a payment equal to twice his total taxable compensation for the prior fiscal year, with a minimum payment of $500,000 and a maximum payment of $750,000, upon actual or constructive termination of his employment within one year following the closing of the Double C asset sale and within one year following the closing of the SeaChange asset sale. In connection with these asset sales, Messrs. Lockwood, Vachon, Wood and Nguyen became entitled to severance payments in the aggregate equal to a range of $2,250,000 up to $3,000,000.

As described in Liberate’s annual report for the year ended May 31, 2005 filed on Form 10-K on August 15, 2005, on June 15, 2005, the Liberate board of directors approved payments in connection with the amendment of these executive officers’ existing employee retention agreements.  The board determined that Liberate’s continuing operations would benefit from continuing employment of such executives, and approved that such executives would no longer be required to have terminated employment to be entitled to the payments thereunder.  Instead, Liberate would pay to each such executive the amount he would otherwise have been entitled to had such executive’s employment been terminated pursuant to the terms of those agreements, at which time the agreements would terminate and the executives would not be entitled to any further payments or benefits thereunder.  The value of the payment amounts pursuant to the employee retention agreements remained unchanged, and the payments were made on June 17, 2005.

As described in Liberate’s current report filed on Form 8-K filed on July 20, 2005, on July 14, 2005, the compensation committee of Liberate’s board of directors approved the payment of a one-time discretionary cash bonus in recognition of employment performance to nine of Liberate’s remaining employees including executives, finance and administrative staff, in the aggregate amount of $1,480,000. Specifically, the compensation committee approved cash bonus payments to the following executive officers: $325,000 to each of David Lockwood, Gregory Wood and Patrick Nguyen, and $200,000 to Phil Vachon.  These bonuses, however, were not triggered by, and did not result specifically from the asset sales, but were awarded on a discretionary basis in recognition of employment performance overall.

Liberate confirms that other than as described above and other than the receipt of dividends (as paid to all shareholders) on any shares of Liberate common stock owned by them, no executive officer, director or more than five percent stockholder has realized any direct or indirect benefits as a result of the Double C or SeaChange asset sales.

Item 13, page 5

5.                                      Financial information has been incorporated by reference is response to Item 13 of Schedule 13E-3.  We are unable to locate summarized financial information addressing “income per common share from continuing operations (basic and diluted).”  Please provide complete summarized financial information as required by Instruction 1 to Item 13 of Schedule 13E-3.  Refer to telephone interpretation H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a nearly identical instruction in the context of a tender offer.

Response:

Liberate has expanded the disclosure in the section entitled “SUMMARY TERM SHEET — Selected Financial Information” in the Preliminary Proxy that is incorporated by reference in Item 13 of Schedule 13E-3 in response to the Staff’s comment.

Preliminary Proxy Materials

6.                                      It appears that you are attempting to incorporate by reference the information required by Item 13 of Schedule 14A.  Please note that the information required by Item 13(a) may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Instruction E to Schedule 14A.  Because it does not appear that the company’s public float is sufficient, the company does not appear eligible to incorporate by reference pursuant to Item 13(b)(1).  Please advise us if you are relying upon Item 13(b)(2) to incorporate the required information by reference.  If so, confirm that you will deliver the information incorporated by reference in the proxy statement to shareholders at the same time as you send them the proxy statement or include the undertaking set forth in Instruction D.2 to Schedule 14A.  Identify on the last page of the proxy statement the information incorporated by reference.  Alternatively, revise the proxy statement to include the information required by Item 13(a).

Response:

Liberate is relying upon Item 13(b)(2) to incorporate the information required by Item 13 of Schedule 14A by reference.  Liberate will deliver the information incorporated by reference in the proxy statement to shareholders at the same time as the proxy statement is mailed.  Liberate has revised the Preliminary Proxy to identify the information incorporated by reference on the last page of the Preliminary Proxy and to state that Liberate will deliver such information to shareholders with the proxy statement.

7.                                      Also, as a reminder, you will need to provide audited financials for your May 31, 2005 fiscal year end.  Please see rule 3-12 of Regulation S-X.

Response:

Liberate has incorporated the audited financial statements for its May 31, 2005 fiscal year end by reference from its annual report on Form 10-K filed on August 15, 2005.

Questions and Answers about the Reverse/Forward Stock Split..., page 7

Who Will Bear The Cost Of This Solicitation?, page 11

8.                                      We reference your statement that proxies may be solicited by “personal interview, mail, telephone and electronic communications.”  Advise us of the means by which you intend to solicit via the internet, such as internet chat rooms or postings on web sites.  In addition, we remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

Response:

At this time, Liberate has no plans to solicit via internet chat rooms or postings on web sites.  Liberate confirms its understanding that written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A.

Cautionary Statement Regarding Forward-Looking Statements, page 11

9.                                      Please delete the statement that you disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise or explain how this statement is consistent with your obligations under Rule 14a-9.

Response:

This statement has been deleted.  See the response to Comment 1 above.

Special Factors, page 12

Background of the Reverse/Forward Stock Split Proposal, page 12

10.                               Please expand this section to summarize the nature of the known claims that may be pursued or defended following the implementation of the reverse split.  Summarize the status of the actions taken and proposed to be taken with respect to material claims by or claims against the company.  An overview of the potential benefits that continuing stockholders may experience as a consequence of successful efforts to recover on claims against others and limit liabilities to others should be provided.  A reasonably detailed description of these claims, their current status, management’s strategy and objectives in recovering on or limiting exposure to these claims should be provided in the body of the prospectus.  Discuss the likely outcomes and the range of potential benefits to continuing stockholders in quantitative terms.

Response:

In response to the Staff’s comment, Liberate has expanded the disclosure in the section entitled “SPECIAL FACTORS — Background of the Reverse/Forward Stock Split Proposal” to include information requested with respect to known claims that Liberate is currently pursuing and expects to continue to pursue following implementation of the reverse stock split.  Liberate has also expanded the disclosure in the section entitled “SPECIAL FACTORS” to include a new subsection entitled “— Legal Claims” to provide a detailed description of these claims in response to the Staff’s comment.  Liberate respectfully advises the staff, however, that Liberate has not described its litigation strategy or provided any specific assessment of the possible outcomes of individual claims in connection with the description of these claims.  Liberate believes that doing so would provide opposing counsel in Liberate’s pending legal proceedings with valuable information about Liberate’s litigation strategy and its assessment of the strengths and weaknesses of its claims and defenses.  Consequently, Liberate believes that such disclosure would be highly detrimental to Liberate’s ability to successfully prosecute and defend these litigation matters and not in the best interests of Liberate or its shareholders.  However, Liberate has provided its best current estimate of the range of potential outcomes on an aggregated basis so that investors may understand the potential outcomes as the board understands them.

Alternatives Considered, page 15

11.                               Please more thoroughly compare the estimated costs associated with undertaking the alternative methods of going private, providing information in quantitative terms to the extent practicable.

Response:

Liberate respectfully advises the Commission that it did not consider the cost of undertaking the alternative methods of going private in detail as the board determined that none of the alternative methods offered a reasonably achievable means of taking the Company private.  As disclosed in the Preliminary Proxy, the board determined not to pursue (i) an issuer tender offer because it was uncertain as to whether it would result in a sufficient number of shares being tendered by record holders to permit Liberate to reduce the number of stockholders below 300; (ii) a traditional stock repurchase program because repurchasing enough shares in this manner would likely take an extended period of time; (iii) sale of a public company shell because the board believed, after consultation with Liberate’s financial advisors, that Liberate would likely not be an attractive alternative to potential purchasers of a public shell corporation because of Liberate’s liabilities and limitation in usage of net operating losses; and (iv) dissolution or liquidation because it believed that enhanced shareholder value could be obtained by continuing management’s efforts to recover on non-operating assets and third party claims and resolve Liberate’s outstanding lease liabilities.

12.                               Disclose who first proposed the possibility of going private and the date on which this occurred.  Ensure that you have described all meetings, negotiations, contacts, etc. among board members, management and holders of in excess of ten percent of your shares that related to the possibility of going private in general and the strategy of asset sales coupled with a reverse stock split that was used to terminate the reporting obligation.  Although you state on page 21 that there are no “prior assurances from any of [your] stockholders regarding the vote on the transaction,” whether any of those stockholders participated in the process of evaluating the proposal to de-register your shares or the use of asset sales coupled with a reverse split to effectuate this objective, is not clear.  Please expand to describe the nature of any involvement by significant stockholders in the steps that led to the proposed transaction.

Response:

As disclosed in the section entitled “SPECIAL FACTORS — Background of the Reverse/Forward Stock Split Proposal — Board Deliberations and Background of the Reverse/Forward Stock Split”, the Liberate board of directors first directed management to evaluate the possibility of converting to a private company at a board meeting on April 15, 2005.  The Company confirms that it has described all meetings, negotiations, contacts, etc. among board members, management and holders of in excess of ten percent of Liberate’s shares that related to the possibility of undertaking a going private transaction.

The Company has revised the disclosure in the third bullet in the subsection entitled “— Recommendation of the Board; Fairness of the Transaction — Procedural Fairness”

to clarify that no stockholders participated in the process of evaluating the proposed Reverse/Forward Stock Split (other than directors and executive officers of Liberate in their capacities as such as described in the Preliminary Proxy).

Liberate respectfully advises the Staff that there was no “strategy” of taking the Company private through asset sales coupled with a reverse stock split.  Rather, the strategy was to maximize value for our shareholders initially by attempting to sell the entire Company.  When it became clear that Double C would not engage in a transaction on that basis, the board determined to sell only the Northern American assets to Double C and to seek to sell the remaining operating assets to another buyer.  The Company’s non-North American Assets were subsequently sold to SeaChange.  The take private transaction was then considered as a method to reduce overhead and reporting costs after the disposal of all the Company’s operating businesses.  The assets sales, which enabled the Company to dividend approximately $239.6 million in the aggregate to shareholders, came first.  The take private transaction became a matter of how best to begin a winding up of the Company after the asset sales were completed.

13.                               Expand your discussion regarding how and why you determined that the sale of Liberate Technologies as a public shell was not a feasible or attractive alternative.  Please be more specific in describing the “know and unknown liabilities” referenced on page 16 that led you to the conclusion that a public shell was not an attractive alternative.

Response:

Liberate has expanded the discussion in the third bullet in the section entitled “SPECIAL FACTORS — Background of the Reverse/Forward Stock Split Proposal — Alternatives Considered” in response to the Staff’s comment.

Purpose of the Reverse/Forward Stock Split, page 16

14.                               After your recent asset sale, you have no significant operating business.  Given your lack of operations, provide supplemental support for your assertion that the going private transaction will result in $2.2 million in annual savings.

Response:

Management’s estimates of annual savings are based upon actual costs reflected in Liberate’s recent historical financial statements.  While there could be some incremental reduction of these costs as a result of Liberate not having significant operating activities, management does not expect the amount of any such reduction to be material.  As the disclosure in the Preliminary Proxy explains, the breakdown is based upon management’s estimate of the portion of the expense solely or primarily attributable to Liberate’s public company reporting status following consultation with its outside service providers.  Accordingly, management believes that these costs are driven primarily by Liberate’s status as a public reporting company and not by the scope of its operations.

Recommendation of the Board; Fairness of the Transaction, page 18

15.                               Revise the discussion to address factors (vi) and (viii) listed in Instruction 2 to Item 1014 of Regulation M-A.  If the board did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant.  See Question and Answer No. 20 of Exchange Act Release No. 34-17719.

Response:

Liberate has revised the disclosure in the section entitled “SPECIAL FACTORS — Recommendation of the Board; Fairness of the Transaction” to explain that Liberate has not purchased any of its common stock during the past two years.  Accordingly, the board did not deem this factor relevant to its fairness determination.

Liberate respectfully notes that in the fifth paragraph of the subsection entitled “— Recommendation of the Board; Fairness of the Transaction”, the Preliminary Proxy discloses that other than the completed Asset Sales and the processes discussed in the subsection entitled “— Past Contacts, Negotiations and Transactions”, Liberate’s board of directors did not seek, and is not aware in the last two years of any proposals from any unaffiliated persons for the merger or consolidation of Liberate, or for the sale or other transfer of all or substantially all of Liberate’s assets, or for the sale or other transfer of securities of Liberate that would enable the holder to exercise control of Liberate.  The disclosure also explains that, in making its fairness determination, Liberate’s board of directors considered these factors.

Cashed out Stockholders, page 19

Current and Historical Market Prices of Liberate’s common stock page 19

16.                               Expand your disclosure to explain why the board believed a stock with an average daily trading volume of 164,634 is “thinly traded.”

Response:

Liberate has expanded the disclosure in the first bullet point under the section entitled “SPECIAL FACTORS — Recommendation of the Board; Fairness of the Transaction — Cashed-Out Stockholders” to explain that the board of directors believed that Liberate’s common stock is thinly traded because the average daily trading volume of 164,634 represents approximately 0.15% of the outstanding shares of Liberate’s common stock.

Going Concern Value, page 19

17.                               If you intend to expressly adopt the going concern analysis you must include a statement to that effect.  Please revise as necessary.  See Question and Answer 20 and 21 in SEC Release No. 17719 (April 13, 1981).  This comment also applies to your liquidation analysis.

Response:

Liberate has revised the disclosure under the subsections entitled “— Cashed-Out Stockholders — Going Concern Value” and “ — Liquidation Value” to clarify that Liberate adopts the analysis of these factors contained in the analysis performed by its financial advisor.

Liquidation Value, page 19

18.                               Revise your disclosure to clearly indicate that you did not perform a liquidation analysis and explain in greater detail why no such analysis was performed.  See Question and Answer No. 20 of Exchange Act Release No. 34-17719.

Response:

Liberate has revised the disclosure under the subsection entitled “— Cashed-Out Stockholders —Liquidation Value” in response to the Staff’s comment.

Remaining Stockholders, page 20

19.                               Tell us why this subsection does not include a discussion of the effect of the reverse split and Exchange Act de-registration on the existence and liquidity of any market for your common stock.  Did the board consider the effects of the proposed transaction on the market that would be available for continuing stockholders, in evaluating the fairness of the reverse split? Please expand the text under this heading and elsewhere, as appropriate.

Response:

Liberate respectfully advises the Staff that in evaluating the fairness of the proposed transaction the board of directors did consider the effects of the Reverse/Forward Share Split and de-registration under the Exchange Act on the existence and liquidity of the market that would be available for remaining stockholders.  Liberate respectfully notes that decreased liquidity and the lack of a public market for the common stock following the proposed transaction is discussed in the following sections of the Preliminary Proxy:

•                                            “SUMMARY TERM SHEET — Disadvantages of the Reverse/Forward Stock Split Proposal”,

•                                            “QUESTIONS AND ANSWERS ABOUT THE REVERSE/FORWARD STOCK SPLIT AND THE SPECIAL MEETING — Question 6.  What Will Happen if the Reverse/Forward Stock Split is Approved by our Stockholders?”,

•                                            “SPECIAL FACTORS — Purpose of the Reverse/Forward Stock Split”,

•                                            “SPECIAL FACTORS — Recommendation of the Board; Fairness of the Transaction — Additional Factors” and

•                                            “SPECIAL FACTORS — Effect of the Proposed Reverse/Forward Stock Split on Stockholders — Stockholders Holding 250,000 or More Shares of Common Stock”.

In addition, Liberate has expanded the disclosure in the subsection entitled “SPECIAL FACTORS — Recommendation of the Board; Fairness of the Transaction — Remaining Stockholders — Limited Benefit of Remaining Public” and in the section entitled “SPECIAL FACTORS — Effect of the Proposed Reverse/Forward Stock Split on Stockholders — Stockholders Holding 250,000 or More Shares of Common Stock” in response to the Staff’s comment.

Opinion and Report of the Financial Advisor, page 23

20.                               Tell us whether exhibit 16(a)(2) to the Schedule 13E-3 constitutes all written materials, including any draft or preliminary reports, required to be filed as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A.  Draft or preliminary presentations to the board should be filed as an exhibit and summarized to the extent they contain data or analyses that materially differ from the presentation that has been filed as an exhibit.

Response:

Liberate confirms that exhibit 16(a)(2) to the Schedule 13E-3 constitutes all written materials, including any draft or preliminary reports, required to be filed as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A.

21.                               We note your reference on page 25 to financial projections that management provided Duff & Phelps.  Disclose all of the financial projections that management provided to Duff & Phelps.  In addition, disclose and quantify (to the extent possible) the material assumptions underlying the financial projections.

Response:

Liberate has expanded the disclosure in the section entitled “SPECIAL FACTORS — Opinion and Report of the Financial Adviser — Summary of Analyses — Discounted Cash Flow Analysis” in response to the Staff’s comment.  Liberate confirms that the disclosure, as revised, describes all material financial projections that management provided to Duff & Phelps as well as the material assumptions underlying those projections.

22.                               On page 25, you state that Duff & Phelps discounted the projected cash flows at a rate that “reflects the relative risk associated with those fund flows, and that it used a “rate of return that security holders could expect to realize on alternative investment opportunities.”  Please expand to describe more specifically how each of these discount rates was selected.  Explain whether a range of discount rates considered was used or considered and if so, provide appropriate disclosure of the effect that changes in the discount rate would have on the value of the cash flows and on the per share value.

Response:

Liberate has expanded the disclosure in the subsection entitled “— Discounted Cash Flow Analysis” in response to the Staff’s comment.

Reservation of Rights, page 28

23.                               Briefly discuss the circumstances under which the Board might choose not to consummate the reverse stock split even after receiving shareholder approval.

Response:

The board might choose not to consummate the reverse stock split even after receiving shareholder approval if, for example, an offer to acquire the Company, or another transaction that is more favorable to Liberate’s stockholders than the reverse stock split is proposed and appears reasonably likely of being consummated.

Effects of the Proposed Reverse/Forward Stock Split on Stockholders, page 28

24.                               Expand your discussion on page 29 of the detriments of the reverse stock split.  See Instruction 2 to Item 1013 of Regulation M-A.  For example, one of the adverse effects of the reverse stock split will be that unaffiliated shareholders will be required to surrender their shares involuntarily in exchange for a cash price determined by your Board and that shareholders will not have the right as a result of the reverse stock split to liquidate their shares at a time and for a price of their choosing.

Response:

Liberate has expanded the discussion of the detriments of the reverse stock split in the sections entitled “SPECIAL FACTORS — Effect of the Proposed Reverse/Forward Stock Split on Stockholders — Stockholders Holding Fewer than 250,000 Shares of Common Stock” and in “— Stockholders Holding 250,000 or More Shares of Common Stock” in response to the Staff’s comment.

25.                               Also, revise to discuss that you will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy of its financial statements.

Response:

Liberate has expanded the discussion of the detriments of the reverse stock split in the section entitled “SPECIAL FACTORS — Effect of the Proposed Reverse/Forward Stock Split on Stockholders — Stockholders Holding 250,000 or More Shares of Common Stock” in response to the Staff’s comment.

Effect of the Proposed Transaction on Liberate, page 31

26.                               We note Liberate has experienced net losses in each of last three fiscal years.  Disclose, if true, that the security holders who maintain an interest in Liberate and other affiliates will benefit from the company’s future use of operating loss carryforwards.  Quantify this benefit to the extent practicable.  See Instruction 2 to Item 1013 of Regulation M-A.

Response:

Although Liberate has incurred significant tax losses, the future utilization of losses incurred prior to July 2003 are severely limited due to a change of control that occurred in June 2003.  Furthermore, substantially all of the remaining tax loss carryforwards will be used to offset gains from the asset sales to Double C and SeaChange International.  Therefore, management does not expect any significant benefit from the future use of tax loss carryforwards.

Past Contacts, Negotiations and Transactions, page 34

27.                               Please expand this section to summarize briefly the economic terms and other significant provisions of the alternative proposal by “Company X.”  In this respect the nature of the “major terms” that the parties had agreed upon is unclear.  A basic understanding of the “total consideration and deal structure” of the alternative transaction would provide context that is helpful to an understanding of the choices available to the board, its decision to recommend the reverse split and the determination that the transaction is fair.

Response:

Liberate has expanded the disclosure in the section entitled “SPECIAL FACTORS — Past Contacts, Negotiations and Transactions” in response to the Staff’s comment.

Certain United States Federal Income Tax Consequences, page 42

28.                               Revise this subheading and discussion to reflect that you are addressing “material” and not “certain” tax consequences.

Response:

Liberate has revised this subheading, the discussion and all cross references to this subsection in response to the Staff’s comment.

Where You Can Find More Information, page 49

29.                               Please revise to reflect that the current address of the SEC is One Station Place 100 F Street, N.E. Washington, D.C. 20002.

Response:

Liberate has revised the disclosure in the section entitled “WHERE YOU CAN FIND MORE INFORMATION” in response to the Staff’s comment.

To discuss this letter, or if you have any questions or require any further information with respect to the Preliminary Proxy or any other matters relating to this filing, please call the undersigned at (650) 470-4500.

Very truly yours,

/s/ Kenton J. King
Kenton J. King

cc:                                  Gregory S. Wood

Executive Vice President and Chief Financial Officer,

Liberate Technologies